UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

March 3, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Brocade Communications Systems, Inc.

File No. 000-25601 - CF# 24497

Brocade Communications Systems, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on December 14, 2009.

Based on representations by Brocade Communications Systems, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.149	through March 10, 2011
Exhibit 10.150	through April 1, 2012
Exhibit 10.151	through April 1, 2012
Exhibit 10.153	through January 15, 2011
Exhibit 10.154	through April 1, 2012
Exhibit 10.155	through April 1, 2012
Exhibit 10.156	through April 1, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel